Exhibit 77C

NSAR  - AllianceBernstein National Municipal
Income Fund, Inc.
811-10573


RESULTS OF STOCKHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of
AllianceBernstein National Municipal Income
Fund, Inc. (the Fund) was held on March 27,
2013 and adjourned until June 11, 2013. A description of the proposal and number of shares voted at the Meeting are as follows:


To elect three Directors for a term of three years and until his or her successor is duly elected and qualifies.
Class One term expires 2016





			Voted for		Authority
						Withheld





Class One term expires
2016

Common and Preferred
Shares:

Nancy P. Jacklin	24,771,413		963,249


Preferred Shares:

John H. Dobkin		1,289			69

Michael J. Downey	1,289			69














Natl Muni SAR 4-30-12